SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

December 5, 2005

Mail Stop 3561

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:   Howard Baik

Re:

Great American Family Parks, Inc.

   Amendment No. 1 to Registration Statement on Form SB-2

   Filed October 21, 2005

   File Number 333-127199

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of November 16, 2005 relating to the Registration Statement on Form SB-2/A of Great American Family Parks, Inc. (“Great American” or the "Company"). On behalf of the Company, we respond as follows:

General

1.

We note your response to the first bullet point in comment 1 in our letter dated September 2, 2005. We are still considering your response and may have further comment.

Response:

Your comment has been noted.

2.

We note your response to comment 2 in our letter dated September 2, 2005. Although there is no direct underwriting agreement, it appears from the disclosure previously cited that First Montauk is engaged in the distribution of the securities being registered. Please disclose on the cover page and throughout the document that First Montauk is an underwriter within the meaning of the Securities Act of 1933.

Response:

The Company has disclosed on the cover page and throughout the document that First Montauk is an underwriter within the meaning of the Securities Act of 1933.

3.

We note your response to comment 3 in our letter dated September 2, 2005 and reissue the comment. We do not consider listing on the Pink Sheets to be listing on an established public market.

Response:

The Company has revised its prospectus to set a fixed price of $0.30 at which the selling stockholders will offer and sell their shares in the offering. In addition, the Company has revised its plan of distribution to provide that the selling stockholders will sell at a fixed price of $.30 per share until the Company’s shares are quoted on the OTC Bulletin Board, and thereafter, at prevailing market prices or privately negotiated prices.

4.

For all periods in which an income statement is provided, please provide the necessary disclosures to show an EPS reconciliation as required by paragraph 40 of SFAS 128.

Response:

The financial statements of Great American Family Parks, Inc. have been revised to show an EPS reconciliation as required by paragraph 40 of SFAS 128.

5.

In the consolidated statement of operations of the registrant, please revise the caption “Net Profit (Loss) — before other costs” to “Income (Loss) from operations”. The use of a caption “Net Profit (Loss)” should be limited solely to the last caption in the statement of operations. Please revise accordingly.

Response:

The consolidated statement of operations has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

6.

Please revise this section to clearly discuss your significant sources of revenue. For example, we note that revenues increased for the six months ended June 30, 2005 as a result of sales attributable to the Crossroads Convenience Center and not as a result of other factors such as increased theme park attendance.

Response:

The Overview section has been revised to more clearly discuss the Company’s significant sources of revenue. Please note that the theme park assets were acquired by the Company on June 13, 2005 and are included in the Company’s consolidated financial statements as of that date.

Results of Operations, page 16

7.

Your discussion of the year-end results of operations should immediately follow your discussion of the six month results of operations. Please revise accordingly.

Response:

The Results of Operations section has been revised so that the discussion of the year-end results of operations immediately follows the discussion of the nine month results of operations.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004. page 16

8.

We note in the last paragraph on page 16 that you had an increase in revenues per customer of more than $2. To the extent applicable, your discussion of the reasons for the revenue increase for the six months ended June 30, 2005 should reflect this increase in revenues per customer. Please revise or advise.

Response:

The discussion of the reasons for the Company’s revenue increase for the nine months ended September 30, 2005 has been revised to reflect the increase in revenues per customer of more than $2.

9.

We note your discussion in the second paragraph regarding consumer spending habits. It is unclear how consumer spending habits will impact your cost of revenues. Please revise or advise.

Response:

The discussion regarding consumer spending habits has been removed.

Liquidity and Capital Resources, page 11

10. We note the disclosure in the third paragraph on page 16 regarding the issuance of a promissory note as part of the compensation paid for the acquisition of the assets of Ron Snider & Associates, Inc. We also note the disclosure in the last paragraph of the Management’s Discussion and Analysis section on page 20. This information more appropriately belongs in the Liquidity and Capital Resources section. Please revise.

Response:

The relevant disclosure has been moved to the Liquidity and Capital Resources section.

Acquisition of the Assets of Ron Snider & Associates, Inc., page 21

11.

We note your mention of two franchises that were purchased from Ron Snider & Associates. Please provide a more detailed explanation of each of the acquired franchise agreements, including the franchise terms, expiration, fees and your related accounting treatment in the purchase and on an on-going basis. In connection with the accounting treatment, we note that no amount has been allocated to a contract-based intangible asset, “franchise agreement”. Refer to the guidance in paragraphs 37(e) and 39, as well as Appendix A (paragraph A14) in SFAS 141. We may have additional comments upon review of the information.

Response:

Please note that the Noble Roman’s and Tuscano’s Subs franchises were not purchased from Ron Snider & Associates. Rather, the two franchises were purchased by the Company’s Wild Animal Safari, Inc. subsidiary from Noble Romans, Inc. on June 21, 2005, subsequent to the Company’s acquisition of the assets of Ron Snider & Associates, Inc. In addition, the Company and its accountants have advised us that no contract-based intangible assets were included in the purchase of the assets of Ron Snider & Associates.

A detailed explanation of each of the acquired franchise agreements, including the franchise terms, expiration, and fees has been provided by the Company in the Description of Business section of the registration statement. The Company has also included a description of the accounting treatment of the franchise agreements in Note 16 of the Company’s financial statements. In addition, franchise fees totaling $10,000 are recorded on the Company’s balance sheet as “Deposits”, and equipment purchases totaling $20,000 in connection with the franchise agreements are recorded on the Company balance sheets as “Property and Equipment.”

Government Regulation, page 22

12.

We note your disclosure that you have certain licenses related to the operations of Wild Animal Safari that are crucial to your operations. Please expand your disclosures herein and throughout the document to more thoroughly describe these licenses, including their terms, any expiration dates, provisions for renewal, and instances in which revocation by the licensing body could occur. In this regard, you should also discuss your accounting policies for these licenses in the critical accounting policies section, including the potential impact of the revocation or non-renewal of any of the licenses. Similarly, the accounting treatment of your licenses should be disclosed in the notes to your financial statements In addition, please give consideration to including an item in the Risk Factors section to discuss any uncertainties related to the longevity of these licenses or other risks related to the business, if applicable, or advise on why it is not necessary.

Response:

The disclosure in the government regulation section of the registration statement has been expanded to include a description of the licenses maintained by Wild Animal Safari. In addition, a Risk Factor relating to the licenses has been added to the registration statement.

The Company and its accountants have advised us that license fees are classified as an administrative expense on the Company’s Statement of Income. The Ron Snider & Associates Statements of Income classify "licenses and permits" as an operating expense.

Forward Looking Statements, page 45

13. We note your response to comment 24 of our letter dated September 2, 2005. Please delete the references to Section 21E of the Securities Exchange Act of 1934. You are not able to rely on this section because this is your initial public offering. Please revise. See Section 21E (b)(2)(D) of the Securities Exchange Act of 1934.

Response:

The Forward Looking Statements disclosure has been revised accordingly.

Great American Family Parks. Inc.

Financial Statements for the Six Months Ending June 30, 2005, page 48-46

14.

Please revise all headings throughout to clearly designate these financial statements and related notes as “Unaudited”.

Response:

All headings to the Great American Family Parks, Inc. financial statements have been revised to clearly designate the financial statements and related notes as “Unaudited”.

Notes to Financial Statements, page 52

15.

Pursuant to the guidelines in Item 310 of Regulation S-B, your notes should include, at a minimum, a disclosure that management believes that the interim financial statements include all necessary adjustments to make the financial statements not misleading. However, we would also recommend expanding your disclosures to include an explanation of the differences in the requirements for interim reporting compared to reporting on a full fiscal year, and a recommendation that the reader view the interim results in conjunction with the results for the full year.

Response:

Pursuant to the guidelines in Item 310 of Regulation S-B, the recommended disclosure has been added to Note 16 of the financial statements of Great American Family Parks, Inc. for the nine months ended September 30, 2005.

Note 11. Acquisition of Theme Park page 59

16.

We note your disclosure regarding your purchase of assets from Ron Snider & Associates. From the disclosures throughout the Form SB-2, the acquisition appears to meet the guidelines set forth in EITF 98-3 as the acquisition of a business for financial statement purposes. Please include your identification and calculation of the fair value of the assets purchased, and allocation of the purchase price in your note describing the acquisition of the Wild Animal Safari park. In this regard, please revise your disclosure to include all information required by SFAS 141 (paragraphs 5l-52) as requested in comment 26 in our letter dated September 2, 2005. In addition, we refer you to the comments above concerning the accounting for the franchise agreements and licenses acquired in this acquisition. We may have further comments upon review of your response and your revised disclosures.

Response:

The Company has expanded the disclosure in Note 11 of its financial statements to include an identification of the appraised values and allocation of the purchase price of the assets purchased from Ron Snider & Associates. In addition, the Company and its accountants have advised us that:

i.

Paragraph 52 of SFAS 141 does not apply because the purchase price for the Wild Animal Safari theme park did not include any intangibles such as goodwill, franchises, or licenses.

ii.

The purchase price of the Wild Animal Safari theme park was based on appraisals and recorded on the books of the Company’s Wild Animal Safari, Inc. subsidiary at the appraised amounts.

iii.

The reporting requirement of SFAS 141 have otherwise been complied with.

Ron Snider & Associates, Inc. d/b/a Wild Animal Safari

Financial Statements (Reviewed). Three Months ended March 31, 2005, page 75

17.

Pursuant to Item 310 of Regulation S-B, please revise all interim financial statements to include the comparable period of the preceding fiscal year.

Response:

The Great American Family Parks, Inc. interim financial statements for the nine months ended September 30, 2005 and the Ron Snider & Associates, Inc. interim financial statements for the three months ended March 31, 2005 have been revised to include the comparable period of the preceding fiscal year.

Great American Family Parks, Inc. and Subsidiary

Combined Pro-Forma Statements, page 95

18.

Please revise your introductory paragraph to state that the combined statement of operations is presented as if the assets of Ron Snider & Associates had been acquired as of January 1, 2004.

Response:

The introductory paragraph to the Combined Pro-Forma statements has been revised to state that the combined statement of operations is presented as if the assets of Ron Snider & Associates had been acquired as of January 1, 2004.

Great American Family Parks, Inc. and Subsidiary

Combined Pro-Forma Balance Sheets, page 96

19.

We note your response to comment 43 in our letter dated September 2, 2005, and your inclusion of a pro forma balance sheet as of January 1, 2005. As the acquisition of Ron Snider & Associates is combined in the historical financial statements as of June 30, 2005, a pro forma balance sheet is not required. Please delete accordingly. .

Response:

The combined pro forma balance sheet has been deleted.

Pro Forma Statements of Operations, page 97

20.

We note your response to comment 45 in our letter dated September 2, 2005 and we do not believe that you have provided a satisfactory explanation for not complying with the comment. As pro forma financial statements should be presented on an historical consolidated basis in conformity and consistent with the historical consolidated GAAP financial statements, it is not appropriate to separate divisions within a company in pro forma information. In this regard, please revise your pro forma statements of operations to combine GAFP and CCC so that they are in agreement with the combined historical consolidated financial statements presented elsewhere in the document.

Response:

The Company and its accountants have advised us that the Pro Forma Statements of Operations have been revised accordingly.

21. Additionally, we note your response to comment 48 in our letter dated September 2, 2005. However, we do not believe that your response, which addressed the need for a deferred tax asset, was on point as it does not take into consideration your current year tax position on a pro forma basis. In this regard, please revise your pro forma statements of operations to show the current tax expense or benefit. We refer you to paragraph 45 of SFAS 109 for guidance.

Response:

The Company and its accountants have advised us that the Pro Forma Statements of Operations have been revised accordingly.

Explanation of Adjustments, page 98

22. We note your adjustment number 7 for $87,000 related to the penalty paid to extend the closing date for the purchase of the theme park. We also note the caption “Extended closing penalty — theme park” for $62,500 on your June 30, 2005 consolidated statement of operations (page 49). It appears that these relate to the same penalty paid to extend the closing date of your purchase of Ron Snider & Associates. Please explain the difference in these amounts. In addition, it is unclear why this adjustment is necessary in the pro forma statements, as it appears to be included in the historical financial statements. Please advise and revise accordingly.

Response:

The Company and its accountants have advised us that the extended closing penalty of $62,500 paid consisted of $50,000 in cash and 50,000 shares of common stock of the Company valued at $12,500. The amount of $87,000 reported in the pro-formas was based on an estimated value of $37,000 for the 50,000 shares of commons stock and was revised when the final value was determined.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.

Very Truly Yours,

/s/ Richard A. Friedman

Richard A. Friedman